SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                         G/O INTERNATIONAL, INC.
                         -----------------------
                             (Name of Issuer)


                            Common Voting Stock
                            -------------------
                             (Title of Class)


                                362900 201
                                ----------
                              (Cusip Number)


                        Branden T. Burningham, Esq.
                         455 East 500 South, #205
                        Salt Lake City, Utah  84111
                        Telephone:  (801) 363-7411
                        --------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 11, 1996
                              ----------------
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].


          (1)  Names of Reporting Persons.

               Gordian Investments Ltd.
               Yankee Investments Ltd.
               Huggermugger Ltd.
               Charlie Investments Ltd.


          (2)  Check Appropriate box if a Member of a Group.

               (a)

               (b)

               The entities identified in Part (1) above are filing this
Schedule 13D jointly pursuant to Rule 13d-1(f)(1).

          (3)  SEC Use Only.


          (4)  Source of Funds.

               Gordian Investments Ltd.                   WC
               Yankee Investments Ltd.                    WC
               Huggermugger Ltd.                          WC
               Charlie Investments Ltd.                   WC

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A

          (6)  Citizenship or Place of Organization.

               Gordian Investments Ltd.                 Cayman Islands
               Yankee Investments Ltd.                  Cayman Islands
               Huggermugger Ltd.                        Cayman Islands
               Charlie Investments Ltd.                 Cayman Islands


Number of Shares         (7)  Sole Voting Power         3,700,000 shares
Beneficially Owned       (8)  Shared Voting Power               0 shares
by Each Reporting        (9)  Sole Dispositive Power    3,700,000 shares
Person With:            (10)  Shared Dispositive Power          0 shares

             (11)   Aggregate Amount Beneficially Owned by Each Reporting
Person.

               Gordian Investments Ltd.                   350,000 shares
               Yankee Investments Ltd.                  1,500,000 shares
               Huggermugger Ltd.                          350,000 shares
               Charlie Investments Ltd.                 1,500,000 shares

             (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares. N/A

             (13)   Percent of Class Represented by Amount in Row (11).

               Gordian Investments Ltd.                      5.8%
               Yankee Investments Ltd.                      25.1%
               Huggermugger Ltd.                             5.8%
               Charlie Investments Ltd.                     25.1%

             (14)   Type of Reporting Person.

               Gordian Investments Ltd.                        CO
               Yankee Investments Ltd.                         CO
               Huggermugger Ltd.                               CO
               Charlie Investments Ltd.                        CO

Item 1.   Security and Issuer.

          This filing relates to the common voting stock of G/O International, Inc. ("G/O"), whose principal executive offices are located at 11849 Wink, Houston, Texas 77024.

Item 2.   Identity and Background.

          (a)  Gordian Investments Ltd.
               Organized under the laws of the Cayman Islands.
               Engaged in the business of investing in securities. Business and office address: P.O. Box 2097
                                             Grand Cayman, Cayman Islands
                                             British West Indies

          (b)  Yankee Investments Ltd.
               Organized under the laws of the Cayman Islands.
               Engaged in the business of investing in securities. Business and office address: P.O. Box 2097
                                             Grand Cayman, Cayman Islands
                                             British West Indies

          (c)  Huggermugger Ltd.
               Organized under the laws of the Cayman Islands.
               Engaged in the business of investing in securities. Business and office address: P.O. Box 2097
                                             Grand Cayman, Cayman Islands
                                             British West Indies

          (d)  Charlie Investments Ltd.
               Organized under the laws of the Cayman Islands.
               Engaged in the business of investing in securities. Business and office address: P.O. Box 2097
                                             Grand Cayman, Cayman Islands
                                             British West Indies

               During the last five years, none of the reporting persons identified in this Item 2 has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of common stock of G/O were purchased with the funds of each of the reporting persons at a price of $0.01 per share. See Part (11), above, of this Schedule 13D.

Item 4.   Purpose of Transaction.

          The shares of common stock of G/O were acquired for investment purposes by each of the reporting persons.

Item 5.   Interest in Securities of the Issuer.

          (a)  Gordian Investments Ltd.         350,000 shares      5.9%
               Yankee Investments Ltd.        1,500,000 shares     25.1%
               Huggermugger Ltd.                350,000 shares      5.9%
               Charlie Investments Ltd.       1,500,000 shares     25.1%

          (b) Gordian Investments Ltd., Sole Voting Power and Sole Dispositive Power of 350,000 shares.

               Yankee Investments Ltd., Sole Voting Power and Sole Dispositive Power of 1,500,000 shares.

               Huggermugger Ltd., Sole Voting Power and Sole Dispositive Power of 350,000 shares.

               Charlie Investments Ltd., Sole Voting Power and Sole Dispositive Power of 1,500,000 shares.

          (c) On or about July 17, 1996, each of the reporting persons purchased the following amounts of common voting stock of G/O at a purchase price of $0.01 per share:

               Gordian Investments Ltd.         175,000 shares
               Yankee Investments Ltd.          750,000 shares
               Huggermugger Ltd.                175,000 shares
               Charlie Investments Ltd.         750,000 shares

               Each of these purchases was effected by virtue of a Regulation S Subscription Agreement duly executed by each reporting person and accepted by G/O. Each purchase is included in the aggregate shareholding and percentage figures contained elsewhere in this Schedule 13D.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

Description of Exhibit                  Exhibit No.
- ----------------------                  -----------

Letter to Securities and Exchange          99.1
Commission regarding joint filing


                                SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GORDIAN INVESTMENTS LTD.


Date: September 16, 1996      By: /s/ Peter D. Anderson
     -------------------         -----------------------------
                                 Peter D. Anderson
                                 Director


                              YANKEE INVESTMENTS LTD.


Date: September 16, 1996      By: /s/ Peter D. Anderson
     -------------------         -----------------------------
                                 Peter D. Anderson
                                 Director


                              HUGGERMUGGER LTD.


Date: September 16, 1996      By: /s/ Peter D. Anderson
     -------------------         -----------------------------
                                 Peter D. Anderson
                                 Director


                              CHARLIE INVESTMENTS LTD.


Date: September 16, 1996      By: /s/ Peter D. Anderson
     ------------                -----------------------------
                                 Peter D. Anderson
                                 Director

September 5, 1996


U. S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549


Re: Schedule 13D regarding acquisitions of the common voting stock of G/O International, Inc., a Colorado corporation (the "Company"), to be filed on or about September 6, 1996


Ladies and Gentlemen:

     Each of the undersigned hereby agrees and acknowledges that the above-referenced Schedule 13D is filed on behalf of each of them.


                              GORDIAN INVESTMENTS LTD.


Date: Sept. 16, 1996          By: /s/ Peter D. Anderson
     ---------------             -----------------------------
                                 Peter D. Anderson
                                 Director


                              YANKEE INVESTMENTS LTD.


Date: Sept. 16, 1996          By: /s/ Peter D. Anderson
     ---------------             -----------------------------
                                 Peter D. Anderson
                                 Director


                              HUGGERMUGGER LTD.


Date: Sept. 16, 1996          By: /s/ Peter D. Anderson
     ---------------             -----------------------------
                                 Peter D. Anderson
                                 Director


                              CHARLIE INVESTMENTS LTD.


Date: Sept. 16, 1996           By: /s/ Peter D. Anderson
     ---------------              -----------------------------
                                 Peter D. Anderson
                                 Director